COST OF LIVING INCREASE RIDER

This rider is part of Your policy. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The effective date of this rider is the Policy Date unless another date is shown on the current Data Pages. There is no charge to purchase this rider.

RIDER BENEFIT

We will periodically give You the opportunity to elect a cost of living (COL) increase to Your Face Amount, subject to the provisions of this rider. No proof of insurability is required for a COL increase to Your Face Amount.

LIMITATIONS AND CONDITIONS

These limitations and conditions apply:

1.
COL increases are available only on every third policy anniversary, as measured from the Policy Date, until the rider terminates and only when the amount of the increase is at least the Minimum Cost of Living Increase shown on the current Data Pages.

2.	The amount of increase will be:

a.	the lesser of the calculated increase (as determined below) or the Maximum Cost of Living Increase shown on the current Data Pages; less

b.	the sum of any Face Amount increases made during the prior year at a standard or better risk class.

1.	A COL increase requires Your written acceptance. You have no obligation to accept a COL increase; however, failure to accept a COL increase will cause the rider to terminate.

THE CALCULATED INCREASE

The calculated cost of living increase is based on the all-item Consumer Price Index for All Urban Consumers (CPI) as published by the United States Department of Labor. The increase amount is determined by multiplying Your policy’s Cost of Living Base (shown on the current Data Pages) by an increase factor. The increase factor will be:

1.	CPI six months prior to the cost of living increase date; divided by

2.	CPI 42 months prior to the cost of living increase date; less

3.	1.00.

If use of the CPI would result in a Face Amount decrease, no change in the Face Amount will be made.

We will substitute what We believe is an appropriate index for the CPI if:

1.	the CPI is discontinued, delayed, or otherwise not available for this use; or

2.	the composition or base of, or method of calculating the CPI changes so that We consider it not appropriate for calculating COL increases.

CHARGES

There is no charge for this rider. However, if You accept a COL increase, the Monthly Policy Charge and surrender charges will be increased to reflect the increase in Face Amount. If You have a Waiver of Specified Premium Rider, Your Monthly Specified Premium and Monthly Waiver Cost will also increase as described in that rider. These increases will be based on the risk class shown on the current Data Pages. Please refer to Your policy for more information on Monthly Policy Charges and surrender charges.

DISABILITY BENEFITS

If Your policy has a rider that provides any benefits due to disability, We will increase such benefits when You accept a COL increase.

PLANNED PERIODIC PREMIUM

A COL increase will result in an increase to Your Planned Periodic Premium. The new Planned Periodic Premium will be shown on Your new Data Pages.

LIMIT ON COST OF LIVING BASE

The Cost of Living Base is shown on the current Data Pages. The Cost of Living Base is that portion of Your policy Face Amount that is based on a standard or better risk class.

TERMINATION

This rider terminates, with no further COL increases available, on the first of:

1.	the Insured’s Attained Age 55;

2.	any decrease in Your Face Amount (except as a result of a partial surrender or a change in Your death benefit option);

3.	Your failure to accept a COL increase; or

4.	the termination of Your policy.

REINSTATEMENT

If this rider terminates under 2, 3, or 4 above it will be reinstated:

1.	if an underwritten increase is made in Your Face Amount, provided that the Face Amount increase is issued at a standard or better risk class, and the Insured’s Attained Age is less than 55;

2.	if Your policy is reinstated at a standard or better risk class and the Insured’s Attained Age is less than 55; or;

3.	automatically on the Insured’s Attained Age 21.

/s/ Deanna D. Strable-Soethout
___________________________
President

Principal National Life Insurance Company
Des Moines, Iowa 50392-0001